SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     -----------------------


                          SCHEDULE 13E-4
                      AMENDMENT NO. 2 TO THE
                  ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         NTS-PROPERTIES V
                         (Name of Issuer)

                         NTS-PROPERTIES V
                (Name of Person Filing Statement)

                  LIMITED PARTNERSHIP INTERESTS
                  (Title of Class of Securities)

                            62942E308
              (CUSIP Number of Class of Securities)

              J.D. Nichols, Managing General Partner
                   NTS-Properties Associates V
                     10172 Linn Station Road
                    Louisville, Kentucky 40223
                          (502) 426-4800
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of Person Filing Statement)

                             Copy to:

                     Michael J. Choate, Esq.
                     Shefsky & Froelich Ltd.
              444 North Michigan Avenue, Suite 2500
                     Chicago, Illinois  60611
                          (312) 836-4066

                          June 25, 1999
(Date Tender Offer First Published, Sent or Given to Security Holders)

                    CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
| Transaction Valuation:  $205,000 (a)                |   Amount of Filing Fee |
| Limited Partnership Interest at $205.00 per Interest|        $41.00(b)       |
--------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)       Calculated  as  1/50th of 1% of the Transaction Value.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of Schedule and the date of its filing.
     Amount Previously Paid:  ____________    $36.00
     Form or Registration No.: ___________    Amendment No. 1 to Schedule 13E-4
     Filing Party:  ______________________    NTS-Properties V
     Date Filed:  ________________________    August 24, 1999

            --------------------------------------------------------

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                        AMENDMENT NO. 2 TO
         ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4

                           INTRODUCTION

     This Amendment No. 2 dated September 1, 1999 supplements and amends the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission on June 25, 1999 by NTS Properties V (the "Partnership") regarding the Partnership's offer to purchase in the aggregate up to 1,000 limited partnership interests in the Partnership.
Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated June 25, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Partnership offered to purchase in the aggregate up to 1,000 Interests at a Purchase Price of $167.50 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on August 31, 1999. By press release dated August 18, 1999, the Partnership announced its intention to: (i) increase the Purchase Price to $180.00 per Interest; and (ii) extend the Expiration Date of the Offer to September 30, 1999. Amendment No. 1 to the Original Statement, reflecting these changes, was filed on August 24, 1999. By press release dated August 31, 1999, the Partnership announced its intention to further increase the Purchase Price to $205.00 per Interest. The Expiration Date of the Offer remains September 30, 1999.

     This Amendment constitutes the second amendment to the Original Statement in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and General Instruction E to Form 13E-4. This Amendment supplements and amends the Offer to increase the Purchase Price to $205.00 per Interest. The Partnership's August 31, 1999 Press Release is attached hereto as Exhibit (a)(6), and a Notice which was sent to the Limited Partners by the Partnership on August 31, 1999 is attached hereto as Exhibit
(a)(7).

     Only  those  items  of  the  Original   Statement   that  are  amended  and
supplemented hereby are included herein.

Item 1.  Security and Issuer.
-----------------------------

     Item 1(b) of the Original Statement is hereby amended and supplemented as follows:

     (b) The title of the securities that are subject to the Offer dated June 25, 1999, as amended August 18 and August 24, 1999, is limited partnership interests or portions thereof in the Partnership. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this tender offer or the limited partnership interests or portions thereof that are tendered by the limited partners of the Partnership ("Limited Partners") to the Partnership pursuant to the Offer to Purchase.) This Offer is being made to all Limited Partners. As of April 30, 1999, the Partnership had 33,394 outstanding Interests held by 2,303 holders of


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

record. Subject to the conditions set forth in the Offer, the Partnership will purchase up to 1,000 Interests. The purchase price of the Interests tendered to the Partnership will be equal to $205.00 per Interest, payable to the tendering Limited Partners in cash (the "Purchase Price"). Although the Offer is being made to all Limited Partners, the Partnership has been advised that neither the general partner, NTS-Properties Associates V ("General Partner"), nor any of the partners, members, affiliates or associates of the Partnership intend to tender any Interests pursuant to the Offer.

     Reference is hereby made to the Introduction of the Offer, which is incorporated herein by reference.

Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Item 2(a) of the Original Statement is hereby amended and supplemented as follows:

     (a)  The  total  amount  of  funds   required  to  complete  the  Offer  is
approximately $230,000 (including approximately $205,000 to purchase 1,000 Interests plus approximately $25,000 for expenses associated with administering the Offer, such as legal, accounting, printing and mailing expenses and transfer fees). The Partnership will fund its purchases and the expenses of the Offer from its cash reserves. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 1,000 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

     Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer, which is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------

     The response to Item 9 of the Schedule 13E-4 is hereby supplemented and amended as follows:

 (a)(8)    Press Release by the Partnership dated August 31, 1999.
 (a)(9)    Notice sent by Partnership to Limited Partners dated August 31, 1999.


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


                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 1, 1999




                              NTS-PROPERTIES V, a Maryland limited
                              partnership


                              By:  NTS-PROPERTIES ASSOCIATES V,
                                   General Partner

                                   By:
                                        -------------------------
                                        J.D. Nichols
                                   Its: Managing General Partner



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                             EXHIBITS



Exhibit
Number                             Description
------                             -----------

(a)(8)     Press Release by the Partnership dated August 31, 1999.

(a)(9)     Notice sent by Partnership to Limited Partners dated August 31, 1999.





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                                                                  Exhibit (a)(8)

NTS-PROPERTIES V ANNOUNCES INCREASED PRICE OF TENDER OFFER


     Louisville, Kentucky, August 31, 1999. NTS-Properties V announced today that it has increased the offer price for units of NTS-Properties V submitted in conjunction with the outstanding issuer tender offer. The price per interest has been increased to $205.00.

     The original tender offer for up to 1,000 Limited Partnership Interests at $167.50 per interest commenced on June 25, 1999 and was scheduled to expire August 31, 1999. It was later extended to September 30, 1999.

     Until September 30, 1999, NTS-Properties V will accept up to 1,000 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the price of $205 per interest.

                                                                  Exhibit (a)(9)

NTS Properties Associates V
10172 Linn Station Road
Louisville, KY  40223
(800) 928-1492



                                                                 August 31, 1999
Dear NTS-Properties V Investor:

       The price for the Offer to Purchase interests of NTS-Properties V has again increased

                               to $205 per unit!

Offers from outside companies continue to circulate with many different prices, most recently a price of $195 per unit. In response to this offer, effective August 30, 1999, the Partnership has amended its Offer to Purchase, dated June 25, 1999, increasing the price per unit to $205.00. The expiration of the Offer to Purchase will remain September 30, 1999, as previously extended. Payment for units will be made no later than five (5) business days following the expiration date.

We understand that the abundance of mail received in connection with these offers makes the issue very confusing. However, it is important that you carefully review any materials received before signing and returning documents. As we have previously noted, there have been outside offers containing clauses claiming that the offer, once submitted, is "irrevocable and cannot be rescinded for any reason..." If you accept such an offer, you may be unable to accept a later offer at a higher price. If you have any questions regarding this offer, please call (800) 387-7454 or (800) 928-1492, extension 544.

We are making every effort to respond promptly once we learn of offers from outside companies. Our current price of $205 is the highest offer that we are aware of as of the current date. If you have already submitted paperwork to tender your units, no additional paperwork is required. You will automatically receive the increased price of $205.00.

Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.


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